UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Regis Corporation
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

758932107
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,412,833*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,412,833*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,412,833*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,114,997*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,114,997*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,997*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,197,775*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,197,775*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,197,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,197,775*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,197,775*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,197,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,197,775*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,197,775*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,197,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,197,775*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,197,775*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,197,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,045
	8	SHARED VOTING POWER 4,197,775*
	9	SOLE DISPOSITIVE POWER 5,045
	10	SHARED DISPOSITIVE POWER 4,197,775*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,202,820*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,197,775*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,197,775*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,197,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,197,775*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,197,775*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,197,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 758932107

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,412,833 Shares beneficially owned by Starboard V&O Fund is approximately $42,560,510, excluding brokerage commissions.  Such aggregate purchase price includes $34,809,139, which is the purchase price of $28,571,000 principal amount of Notes (as defined below) convertible into 1,865,375 Shares.  The aggregate purchase price of the 1,114,997 Shares beneficially owned by Starboard LLC is approximately $19,632,088, excluding brokerage commissions.  Such aggregate purchase price includes $16,220,138 which is the purchase price of the $13,352,000 principal amount of Notes convertible into 871,740 Shares.  The aggregate purchase price of the 669,945 Shares held in the Starboard Value LP Accounts is approximately $12,383,277, excluding brokerage commissions.  Such aggregate purchase price includes $9,285,458 which is the purchase price of $7,506,000 principal amount of Notes convertible into 490,060 Shares.

The 5,045 Shares owned personally by Jeffrey C. Smith were granted to Mr. Smith as compensation for his service on the Board of Directors of the Issuer (the “Board”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is calculated using as the numerator the respective Shares held by each Reporting Person, including Shares issuable upon conversion of the Notes, and as the denominator 57,526,940 Shares outstanding, as of October 24, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012, plus the number of Shares issuable upon conversion of the Notes held by such Reporting Person.

A.	Starboard V&O Fund

(a)	As of the close of business on December 19, 2012, Starboard V&O Fund beneficially owned 2,412,833 Shares, including 1,865,375 Shares underlying the Notes.

Percentage: Approximately 4.1%.

(b)	1. Sole power to vote or direct vote: 2,412,833
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,412,833
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 758932107

B.	Starboard LLC

(a)	As of the close of business on December 19, 2012, Starboard LLC beneficially owned 1,114,997 Shares, including 871,740 Shares underlying the Notes.

Percentage: Approximately 1.9%.

(b)	1. Sole power to vote or direct vote: 1,114,997
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,114,997
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on December 19, 2012, 669,945 Shares were held in the Starboard Value LP Accounts, which includes 490,060 Shares underlying the Notes.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,412,833 Shares owned by Starboard V&O Fund, (ii) 1,114,997 Shares owned by Starboard LLC and (iii) 669,945 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.9%.

(b)	1. Sole power to vote or direct vote: 4,197,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,197,775
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund and Starboard LLC during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,412,833 Shares owned by Starboard V&O Fund, (ii) 1,114,997 Shares owned by Starboard LLC and (iii) 669,945 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.9%.

(b)	1. Sole power to vote or direct vote: 4,197,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,197,775
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 758932107

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,412,833 Shares owned by Starboard V&O Fund, (ii) 1,114,997 Shares owned by Starboard LLC and (iii) 669,945 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.9%.

(b)	1. Sole power to vote or direct vote: 4,197,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,197,775
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,412,833 Shares owned by Starboard V&O Fund, (ii) 1,114,997 Shares owned by Starboard LLC and (iii) 669,945 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.9%.

(b)	1. Sole power to vote or direct vote: 4,197,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,197,775
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Smith

(a)
As of the close of business on December 19, 2012, Mr. Smith beneficially owned 5,045 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,412,833 Shares owned by Starboard V&O Fund, (ii) 1,114,997 Shares owned by Starboard LLC and (iii) 669,945 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.9%.

CUSIP NO. 758932107

(b)	1. Sole power to vote or direct vote: 5,045
2. Shared power to vote or direct vote: 4,197,775
3. Sole power to dispose or direct the disposition: 5,045
4. Shared power to dispose or direct the disposition: 4,197,775

(c)
Mr. Smith has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,412,833 Shares owned by Starboard V&O Fund, (ii) 1,114,997 Shares owned by Starboard LLC and (iii) 669,945 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 6.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,197,775
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,197,775

(c)
Neither of Messrs. Mitchell or Feld has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 758932107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell and Peter A. Feld

CUSIP NO. 758932107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

53,745	16.7701	10/26/2012
(130,462)	17.0100	12/11/2012
184,115*	123.0737	12/11/2012
(477,291)	16.8100	12/12/2012
662,880*	123.0278	12/12/2012
(198,881)	16.8400	12/17/2012
276,173*	123.1500	12/17/2012
(265,155)	17.3000	12/19/2012
368,296*	125.6650	12/19/2012

STARBOARD VALUE AND OPPORTUNITY S LLC

(57,970)	17.0100	12/11/2012
81,807*	123.0737	12/11/2012
(212,080)	16.8100	12/12/2012
294,519*	123.0278	12/12/2012
(88,371)	16.8400	12/17/2012
122,744*	123.1500	12/17/2012
(117,820)	17.3000	12/19/2012
163,614*	125.6650	12/19/2012

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

27,055	16.7701	10/26/2012
(42,868)	17.0100	12/11/2012
60,523*	123.0737	12/11/2012
(156,829)	16.8100	12/12/2012
217,804*	123.0278	12/12/2012
(65,348)	16.8400	12/17/2012
90,751*	123.1500	12/17/2012
(87,125)	17.3000	12/19/2012
120,981*	125.6650	12/19/2012

* Represents Shares underlying certain convertible senior notes.